FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

November 26, 2004

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 26, 2004.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer provides an update on a Phase I diamond drilling program at its Pampa de Pongo Property in southern Peru.

Item 5.	Full Description of Material Change

Cardero Resource Corp. (the “Company” or “Cardero”) has provided an update on the status of the Phase I diamond drill program currently underway on its 8,000 ha Pampa de Pongo property located in the coastal region of southern Peru, approximately 400 km south of Lima.  The project was acquired in January, 2004 from Rio Tinto Mining and Exploration Ltd. (“RT”).

Exploration work by Cardero at Pampa de Pongo in 2004 has included surface mapping, an electromagnetic survey (TEM), detailed high-resolution ground magnetic surveys (117 line km), magnetic data processing (3D inversion modeling) and diamond drilling (in progress).  Quantec Geoscience Ltd. conducted the TEM, magnetic surveys and magnetic data processing.

Drilling is currently evaluating and refining the iron resource potential in the Central deposit.  A re-interpretation of the previous RT results in this area by Cardero geoscientists and 3D modeling of the magnetic data by Quantec has proved to be very instructive.  A pear-shaped highly magnetic body (as defined by the 0.8 SI unit shell - that is, corresponding to high susceptibility magnetic material) 1.0 to 1.2 km in diameter and locally extending to a depth of more than 1.0 km corresponds with the Central Magnetite deposit as identified by RT.

More importantly, in contrast to the previous RT drill results and geophysics, the magnetic anomaly was modeled to sub-crop (to within approximately 40 m of surface based on the constraints of the geophysical inversion model) over at least a 200 by 200 m area.

Cardero hole DDH04-20, designed to test this new model, intersected magnetite mineralization in breccias and semi-massive to massive magnetite replacement zones from 54 to 341 m (current depth of the borehole), as of writing mineralization remains open and drilling continues.

To date, Cardero has completed 11 holes, totaling 2881.9 m.  The majority of the drilling was directed towards evaluating the copper-gold potential peripheral to the main iron deposits.  At least one additional borehole is scheduled and completion of the drilling program is anticipated to take approximately 3 weeks with final assay results approximately 4 to 6 weeks thereafter.

A general summary of the holes completed to date is tabulated below:

Hole	Target	Results
DDH04-10	EM Conductor along the W flank of the South Zone	220.8–270.0 m (49.2 m) @ 41.5% Fe, 0.35% Cu, 0.37g/t Au (excludes post mineral dykes between 222.5-223.75 m and 229.5–231.8 m).
DDH04-11	Extension of EM conductor, 500 m S of DDH04-10	Intersected post-mineral dyke. Terminated due to bad ground conditions.
DDH04-12	Satellite conductor W of the South Zone	No significant mineralization.
DDH04-13	South edge of the South Zone	Strong sodic-potassic alteration with abundant pyrite and minor Cu-Au.
DDH04-14	EM conductor along the western flank of the Central Zone.	Semi-massive, low-grade (<30% Fe) magnetite-pyrite mineralization between 98.5–102.5 m and 133.4–160.0 m.
DDH04-15	Overburden covered basin at a major structural intersection associated with a broad, weak magnetic anomaly.	No significant mineralization.
DDH04-16	Series of surface copper showings along a NNE-trending structure	154.3–187.5 m: fault breccia with disseminated to semi-massive pyrite magnetite and hematite. The interval 154.3–173.6 m (19.3 m) assayed 0.88 g/t Au.
DDH04-17	East edge of South Zone.	Hole abandoned in overburden.
DDH04-18	Central part of South Zone.	Hole abandoned in overburden.
DDH04-19	Central part of South Zone.	200.0-395.0 m (195.0m) of continuous semi-massive to massive magnetite mineralization. Assays pending.
DDH04-20	Modeled sub-cropping magnetite mineralization.	54.0–341.0 m (287 m – remains open) semi-massive to massive magnetite mineralization. Drilling in progress.
KA-001	Kampana Target - Circular magnetic anomaly about800 m in diameter centered about 4 km E of the Central Zone.	154.0–425.85 m (251.85 m) of continuous stockwork magnetite mineralization. Assays pending.

Note:  Borehole numeric sequence contiguous after previous RT drilling.

Although Cardero is encouraged by the results to date, it is important to realize that such results are only from preliminary exploration and there has been insufficient exploration to define any National Instrument 43-101 compliant mineral resource on the property, and it is uncertain if further exploration will result in the discovery of a mineral resource at Pampa de Pongo.  Furthermore, despite the attractive infrastructure nearby at Marcona, there can be no assurance that any mineral resource which might be identified at Pampa de Pongo could be profitably mined.

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this material change report.

The work program at Pampa de Pongo is supervised by Gary D. Belik, P. Geo. who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph each individual borehole prior to preparing the split core which is sealed and shipped to ALS Chemex Peru for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards, finally, representative blind duplicate samples will be forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Marla K. Ritchie, Corporate Secretary

Business Telephone No.:  (604) 408-7499

Item 9.	Date of Report

December 2, 2004.